Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
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w:	www.kimberresources.com

KIMBER INTERCEPTS 14 METRES OF 4.5 g/t GOLD PLUS 112 g/t SILVER AND 4.5 METRES OF 12.7 g/t GOLD AT THE CARMEN GOLD-SILVER DEPOSIT, MONTERDE PROJECT

September 28, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of seven drill holes in Monterde, Mexico. The holes were drilled with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target).

“This Carmen Deep drill program continues to show evidence of strong gold-silver mineralization on various structures within the Carmen deposit, with a significant number of high grade gold-silver intercepts over mineable widths in this latest batch of drill results,” said Gordon Cummings, President and CEO of Kimber Resources. “The Monterde drill program has recently been further expanded, with three core rigs on site, and further drilling is planned on the Carmen and Veta Minitas deposits over the coming months.”

Highlights of recent assay results from the Carmen deposit are tabulated below, while complete results for all seven complete holes are attached:

							Gold
Drill Hole	Section	From	To	Intercept*	Gold	Silver	equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-123A	32	365.3	368.2	2.9	5.6	41.1	6.3
including		365.3	366.7	1.4	10.5	49.2	11.3
and		395.0	405.1	10.1	2.0	27.3	2.5
and		402.5	404.0	1.5	9.2	39.1	9.9
and		424.9	426.2	1.3	4.9	5.7	4.9
MTRD-511	35	190.0	202.0	12.0	1.8	130.8	4.0
including		196.0	198.0	2.0	4.5	244.0	8.5
and		210.0	224.0	14.0	4.5	112.4	6.4
including		210.0	212.0	2.0	10.5	279.0	15.2
including		218.0	220.0	2.0	13.3	239.0	17.2
and		366.7	371.2	4.5	12.7	9.7	12.9
including		366.7	368.2	1.5	36.8	10.5	37.0
and		377.2	383.0	5.8	6.4	18.1	6.7
including		380.2	381.7	1.5	20.0	24.4	20.4
MTRD-514	35	547.4	549.2	1.8	7.10	20.2	7.4
MTRD-515	28	166.0	168.0	2.0	2.9	90.6	4.4

and	337.5	339.0	1.5	6.1	127.0	8.2
MTRD-516	118.0	144.0	26.0	0.5	68.2	1.6
including	118.0	122.0	4.0	1.6	168.7	4.4
and	160.0	162.0	2.0	2.7	93.0	4.3
and	172.0	174.0	2.0	1.7	125.0	3.7
and	239.2	241.0	1.8	3.2	80.8	4.5
and	411.8	419.3	7.5	1.6	22.3	1.9
including	412.9	413.8	0.9	5.5	160.0	8.1
and	431.6	433.7	2.1	3.6	53.7	4.5
* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Drill Hole Details

The MTRD holes were pre-collared with reverse circulation holes and completed to depth with core drilling in order to allow the holes to reach target depths more cost effectively and promptly. Holes MTC-123A, MTC-124 and MTC-126 were drilled from surface with core drilling.

Drill hole MTRD-511 was collared on Section 35 and was designed to intersect the Carmen structure above the high grade intersection in previously reported hole MTRD-477 (which intersected 5.2 metres grading 51.9 g/t gold and 1076 g/t silver, as reported on May 26, 2011). MTRD-511 intersected Carmen at the 1995 metre elevation level, approximately 60 metres above MTRD-477. The hole returned 5.8 metres of 6.4 g/t gold and 18.1 g/t silver associated with manganese oxides, patchy silica and quartz stockworks. A hanging wall splay to Carmen, approximately 10 metres above the Carmen structure, returned 4.5 metres grading 12.7 g/t gold and 9.7 g/t silver associated with the same style of alteration as Carmen. Significant gold and silver values were returned from the Hilos structure, which parallels Carmen in the hanging wall, including 14 metres grading 4.5 g/t gold and 112.4 g/t silver.

Drill hole MTRD-514 was collared on Section 35 and was designed to drill test the Carmen structure around the 1,700 metre elevation level in an area with no previous drilling. The intercept on Carmen returned 5.2 metres grading 1.0 g/t gold and negligible silver associated with quartz-calcite veinlets and stockworks, the presence of which warrants additional drilling in the area.

Drill hole MTRD-515 was collared on Section 28 and was designed to intersect the Carmen structure 1,900 metre elevation level, approximately 60 metres south of historic drill hole MTR-328 (18 metres grading 1.9 g/t gold and 14.7 g/t silver, ending in mineralization). The Carmen structure returned 4.0 metres grading 1.9 g/t gold and 6.3 g/t silver associated with iron oxides with minor patches of silicification and weak propyllitic alteration.

Drill hole MTRD-516 was collared on Section 37 and was designed to drill test the same stratigraphic horizon cut in previously released high grade hole MTRD-477. The hole intersected the Carmen structure 45 metres north of MTRD-477 at the 1,935 metre level. Results from the Carmen intersection were 2.15 metres grading 3.6 g/t gold and 53.7 g/t silver. Gold and silver mineralization is associated with strong silicification and sphalerite, galena and pyrite veins ranging from 5 to 20cm in width. A hanging wall splay to the Carmen structure returned 7.5 metres of 1.6 g/t gold and 22.3 g/t silver associated with sphalerite and galena veinlets. An intersection on the Hilos structure returned 6.35 metres grading 1.2 g/t gold and 39.4 g/t silver.

Drill hole MTC-126 was collared on Section 26 and was designed to drill test the same stratigraphic horizon as intersected in the previously reported high grade hole MTRD-476. MTC-126 intersected the Carmen horizon at the 1,860 metre elevation level, 100 metres to the south of MTRD-476. The hole returned 0.5 metres grading 6.0 g/t gold and 31.3 g/t silver, associated with sphalerite and galena mineralization grading 2.56% zinc and 2.25% lead.

Drill hole MTC-123A was collared on Section 32 and was designed to drill test the 1,750 metre elevation level to explore for the depth extension of gold-bearing massive sulphides encountered in previous drilling. Sampling from the projected extension of the Carmen structure did not return any significant mineralization. It is planned to re-enter this hole and extend it by 50 metres to ensure that the structure did not steepen and pass beyond the bottom of MTC-123A. A hanging wall splay to the Cob structure returned an intersection of 2.95 metres grading 5.6 g/t gold and 41.1 g/t silver.

Drill hole MTC-124 was collared on section 29 to test the 1750 metres elevation, 100 metres below high-grade hole MTRD-476. The Carmen structure was intercepted with low gold values.

Illustrations
A plan view of the location of the drill holes completed in 2011, with MTC-123A, MTC-124, MTC-126, MTRD-511, MTRD-514, MTRD-515 and MTRD 516 highlighted, can be viewed via the following link:

Plan View of Carmen 2011 drill holes

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated September 28, 2011

				Intercept			Gold
Drill Hole	Section	From	To	*	Gold	Silver	equivalent	Structure
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-123A	32	273.6	278.8	5.1	0.3	55.9	1.2	Cob HW Splay
and		329.6	331.6	2.0	1.8	5.4	1.8	Cob HW Splay
including		330.6	331.6	1.0	2.7	6.5	2.8	Cob HW Splay
and		365.3	368.2	2.9	5.6	41.1	6.3	Cob HW Splay
including		365.3	366.7	1.4	10.5	49.2	11.3	Cob HW Splay
and		395.0	405.1	10.1	2.0	27.3	2.5	Cob
including		395.0	396.5	1.5	2.4	36.1	3.0	Cob
and		402.5	404.0	1.5	9.2	39.1	9.9	Cob
and		424.9	426.2	1.3	4.9	5.7	4.9	Cob FW Splay
MTC-124	29	155.3	158.2	2.9	0.3	48.6	1.1	Cob HW Splay
and		338.6	342.9	4.3	0.2	38.8	0.8	Cob HW Splay
and		350.4	354.5	4.1	0.6	3.6	0.7	Cob HW Splay
MTC-126	26	68.3	77.8	9.6	0.4	61.2	1.4	Cob HW Splay
including		72.6	74.3	1.7	1.4	145.0	3.8	Cob HW Splay
and		346.3	349.2	2.9	2.6	4.0	2.7	Cob
and		412.4	415.8	3.4	1.4	5.2	1.5	Carmen HW Splay
and		431.2	431.7	0.5	6.0	31.3	6.5	Carmen
MTRD-511	35	114.0	120.0	6.0	0.3	62.6	1.3	Cob
and		190.0	202.0	12.0	1.8	130.8	4.0	Hilos HW Play
including		196.0	198.0	2.0	4.5	244.0	8.5	Hilos HW Play
and		210.0	224.0	14.0	4.5	112.4	6.4	Hilos
including		210.0	212.0	2.0	10.5	279.0	15.2	Hilos
including		218.0	220.0	2.0	13.3	239.0	17.2	Hilos
and		271.9	276.7	4.8	0.5	35.6	1.1	Hilos FW Splay
and		366.7	371.2	4.5	12.7	9.7	12.9	Carmen HW Splay
including		366.7	368.2	1.5	36.8	10.5	37.0	Carmen HW Splay
and		377.2	383.0	5.8	6.4	18.1	6.7	Carmen
including		380.2	381.7	1.5	20.0	24.4	20.4	Carmen
and		394.8	398.2	3.4	2.1	1.4	2.2	Carmen FW Splay
MTRD-514	35	305.7	308.8	3.1	1.2	30.0	1.7	Cob HW Splay
including		307.7	308.8	1.1	2.4	77.6	3.7	Cob HW Splay
and		547.4	549.2	1.8	7.1	20.2	7.4	Hilos
and		680.9	686.1	5.2	1.0	0.3	1.0	Carmen
MTRD-515	28	166.0	173.5	7.5	1.0	44.0	1.7	Unknown
including		166.0	168.0	2.0	2.9	90.6	4.4	Unknown
and		314.0	316.5	2.5	0.7	14.2	0.9	Cob HW Splay

and		337.5	339.0	1.5	6.1	127.0	8.2	Cob HW Splay
and		355.7	363.0	7.3	0.5	5.0	0.6	Cob HW Splay
and		367.5	370.5	3.0	0.7	23.5	1.0	Cob HW Splay
and		414.5	419.0	4.5	1.1	4.2	1.2	Cob
and		522.5	526.5	4.0	1.9	6.3	2.0	Carmen
MTRD-516	37	118.0	144.0	26.0	0.5	68.2	1.6	Cob HW Splay
including		118.0	122.0	4.0	1.6	168.7	4.4	Cob HW Splay
and		160.0	162.0	2.0	2.7	93.0	4.3	Cob HW Splay
and		172.0	190.0	18.0	0.9	29.9	1.3	Cob
including		172.0	174.0	2.0	1.7	125.0	3.7	Cob FW Splay
and		219.1	222.0	5.8	0.6	3.2	0.6	Hilos HW Play
and		239.2	245.5	6.3	1.2	39.4	1.9	Hilos
including		239.2	241.0	1.8	3.2	80.8	4.5	Hilos
and		252.6	255.9	3.3	1.4	13.8	1.6	Hilos FW Splay
including		253.7	254.8	1.1	2.8	9.6	3.0	Hilos FW Splay
and		273.0	284.6	11.6	1.0	31.5	1.6	Hilos FW Splay
including		274.0	275.1	1.1	5.3	27.5	5.7	Hilos FW Splay
including		277.5	278.7	1.2	3.0	37.6	3.6	Hilos FW Splay
and		411.8	419.3	7.5	1.6	22.3	1.9	Carmen HW Splay
including		412.9	413.8	0.9	5.5	160.0	8.1	Carmen HW Splay
and		431.6	433.7	2.1	3.6	53.7	4.5	Carmen
including		433.1	433.7	0.6	8.1	106.0	9.8	Carmen
* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
**** NSR = No significant result